Contact

www.linkedin.com/in/
alicenovenchenko (LinkedIn)

Languages

English (Native or Bilingual)

Alice Noven

Chief Marketing Officer
San Francisco, California, United States

Experience

Floorly
Chief Marketing Officer
2020 - Present (2 years)

Real Estate Property Management
Director of Marketing
2015 - 2020 (5 years)

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Education

Taras Shevchenko National University of Kyiv
Master's degree, Marketing